Hilton Group plc

COMPANIES ACT 1985 ("THE ACT")
DISCLOSURE OF INTERESTS IN SHARES

HILTON GROUP PLC ("THE COMPANY") TODAY RECEIVED NOTIFICATION PURSUANT TO PART VI OF THE ACT, FROM LEGAL & GENERAL INVESTMENT MANAGEMENT LIMITED ("L&G") THAT ITS INTEREST ON 30 SEPTEMBER 2005 HAD INCREASED TO 82,317,025 ORDINARY SHARES OF 10P EACH OF THE COMPANY ("SHARES"), WHICH INTEREST REPRESENTED 5.13% OF THE ISSUED SHARE CAPITAL OF THE COMPANY. L&G HAS ADVISED THAT THE REGISTERED HOLDERS AND THE NUMBER OF SHARES HELD BY EACH OF THEM WERE AS FOLLOWS:

	SHARES
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 914945	569,112
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 923363	1,275,100
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 775237	442,800
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 942199	2,188,500
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 942229	2,167,800
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 942217	2,159,600
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 942205	2,123,900
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 942175	2,018,200
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 942187	2,346,000
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 775245	6,013,811
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 130007	453,600
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 770286	505,800

HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 357206	36,930,983
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 866197	2,732,160
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 904332	325,942
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 916681	81,327
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 922437	6,300
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 754612	3,705,115
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 361602	6,027,442
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 282605	127,400
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 360509	5,797,200
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 766793	2,367,333
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 824434	802,900
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 924422	298,100
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 924422	850,600
TOTAL	82,317,025

Hilton Group plc

DIRECTORS' SHARE INTERESTS

HILTON GROUP PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS AND OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY IN FULLY PAID ORDINARY SHARES OF 10P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN ("THE PLAN"):

DIRECTORS	*NO. OF SHARES PURCHASED (NOTE 1)*	*NO. OF BONUS SHARES AWARDED (NOTE 2)*	*CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES*
DAVID MICHELS	23	11	2,791
BRIAN WALLACE	23	11	2,791
CHRISTOPHER BELL	23	11	2,791

OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY	*NO. OF SHARES PURCHASED (NOTE 1)*	*NO. OF BONUS SHARES AWARDED (NOTE 2)*	*CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES*
MICHAEL NOBLE	23	11	2,791
WOLFGANG NEUMANN	23	11	729
JOHN O'REILLY	23	11	2,791
BRYAN TAKER	23	11	2,791

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 5 OCTOBER 2005 AT 323.75P PER SHARE

2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1 OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED.